news release

ArcelorMittal to launch an offer for joint control of a leading Indian re-roller

Luxembourg, 4 September 2009 (19:30 CET) – ArcelorMittal today announces its intention to launch a tender offer on Monday 7 September 2009 for the acquisition of 29.4% shares in Uttam Galva Steels Limited (“Uttam Galva”), a leading producer of cold rolled steel, galvanized products (comprising plain and corrugated) and colour coated coils & sheets based in Western India. The Company is listed on the major stock exchanges of India.

The price offered in the tender offer is Rs. 120 per share, which represents a 27% premium over the 2 weeks volume weighted average and of 85% over the 6 month volume weighted average. The transaction value for 35% stake is Rs. 5 billion (USD 103 million) implying an estimated enterprise value of Rs. 28 billion (USD 560 million).

On 3 September 2009, ArcelorMittal signed a share purchase agreement with the existing Promoter – R K Miglani family for the acquisition of 5.6% shares in the Company. On 4 September 2009, ArcelorMittal signed a Co-promotion Agreement with R K Miglani family and Company in order to become a co-Promoter of the Company and to obtain broad joint control rights.  Subject to 29.4% of shares being tendered in the offer, ArcelorMittal will hold 35% of the equity in Uttam Galva.  The completion of both these agreements is subject to customary approvals.

The Company has its main operating facility in Khopoli near Mumbai and has 1,400 employees. Uttam Galva supplies to well known customers in the automobile, white good, construction and general engineering sectors. For the year ended 31 March 2009, it shipped 630k MT of products and its service centres processed 380k MT leading to a turnover of INR 44 billion (USD 890 million) and net profit after tax of INR 1 billion (USD 21 million).

Sudhir Maheshwari, Member of the Group Management Board of ArcelorMittal, said:

“This transaction will provide ArcelorMittal with its first major manufacturing presence in India. The Miglani family has built a highly regarded quality company and we look forward to further developing the company in partnership with them. The Uttam Galva alliance will be an important component of our overall strategy for India, a country where ArcelorMittal aspires to become an integrated producer of the highest quality steel.”